Exhibit 99.175

For Immediate Release	August 5, 2021

The Valens Company and A1 Cannabis Launch Two New Summit 10 Beverage Flavours

Summit 10 Raspberry Lemonade and Summit 10 Peach Lemonade are now available in British Columbia, with Alberta to follow later this summer

Previously launched Summit 10 Lemonade Iced Tea ranked among top three cannabis-infused beverage SKUs in participating Canadian markets for the period May 1, 2021, to July 31, 2021*

Kelowna, B.C., August 5, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today launched two new flavours of the top-selling Summit 10 beverage in partnership with A1 Cannabis Company ("A1 Cannabis" or "A1"). Summit 10 Raspberry Lemonade and Summit 10 Peach Lemonade will be available as part of the Summit product lineup of THC-forward beverages and edibles.

Summit 10 Raspberry Lemonade and Summit 10 Peach Lemonade are refreshing 10mg THC beverages made with concentrated raspberry juice and natural white peach flavour respectively. Both drinks are non-carbonated and come in bottles with resealable lids, allowing for controlled consumption as desired. Summit 10 was developed using SōRSE by Valens emulsion technology and is designed for consumers seeking a higher dosage product with faster-observed onset times and reduced offset times. The two new flavours will first be available in British Columbia, with their introduction into the Alberta market to follow later this summer.

The Summit cannabis-infused beverage offerings have received positive reviews in Canada for their differentiated taste and customizable dosing from the industry and consumers alike. In addition to the new beverage flavours, the following products are currently available as part of the Summit lineup from A1 Cannabis:

●	Summit 10 THC Lemonade Iced Tea (10mg THC) available in Alberta, British Columbia, Ontario, Manitoba, Saskatchewan, and Yukon, and ranked among the top three cannabis-infused beverage SKUs in participating Canadian markets, for the period May 1, 2021, to July 31, 2021*

●	Summit Wild Berry Soft Chews (2 x 5mg THC) available in Alberta and Ontario

Basecamp CBD-only Iced Tea (15mg CBD), formulated using SōRSE by Valens technology, is also available from Valens and A1 in Alberta, British Columbia, Ontario, Saskatchewan, and Yukon. Valens will continue to produce and distribute cannabis-infused beverages out of its Kelowna campus with the intention to move beverage manufacturing to its facility in the Greater Toronto Area upon receipt of its Health Canada licence.

At Valens, It’s Personal.

*Based on Hifyre data for Alberta, British Columbia, Ontario, and Saskatchewan

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses and the timely approval of applications for licenses from Health Canada, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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